SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Franchise Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
35180X105
(CUSIP Number)

Bryant R. Riley

11100 Santa Monica Boulevard, Suite 800

Los Angeles, CA 90025

(818) 884-3737

With a copy to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, CA 90067

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 SCHEDULE 13D

CUSIP No.	35180X105

1		NAMES OF REPORTING PERSONS
Bryant R. Riley
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,804
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,804
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,804
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%*
14		TYPE OF REPORTING PERSON
IN

*	Percentage calculated based on 35,172,623 shares of Common Stock outstanding as of May 5, 2023, as reported by the Issuer in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 11, 2023 (the “8-K”). B. Riley Financial, Inc. (“B. Riley”), of which Bryant R. Riley (the “Reporting Person”) serves as Chairman and Co-Chief Executive Officer, has entered into certain agreements with affiliates of Brian R. Kahn (“Kahn” and such affiliates collectively with Kahn, the “Kahn Affiliates”) in connection with the transactions described in Item 4 to this Schedule 13D. As a result, the Reporting Person may be deemed to be a member of a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with the Kahn Affiliates and certain of their respective related persons. Common Stock listed as beneficially owned by the Reporting Person excludes Common Stock held by the Kahn Affiliates, as to which the Reporting Person disclaims beneficial ownership. The Reporting Person is not a party to any of those contracts.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Franchise Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 109 Innovation Court, Suite J, Delaware, Ohio 43015.

Item 2.	Identity and Background

The Reporting Person, an individual and citizen of the United States of America, is Co-Chief Executive Officer and Chairman of the Board of Directors of B. Riley. The address of the business office of the Reporting Person is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025.

During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Person received the 1,804 shares of Common Stock reported on herein in his prior capacity as a director of the Issuer in consideration for his services as director.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Common Stock reported hereunder for investment purposes and in his prior capacity as a director of the Issuer (as described above). In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as he deems advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Person will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with his investment research methods and evaluation criteria, the Reporting Person may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Person (1) modifying his ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Person’s acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

On May 10, 2023, B. Riley entered into certain agreements pursuant to which B. Riley has, among other things, agreed to provide certain equity funding and other support in connection with the acquisition (the “Acquisition”) by Freedom VCM, Inc., a Delaware corporation (“Parent”), of the Issuer. Parent has agreed to acquire the Issuer pursuant to an Agreement and Plan of Merger, dated as of May 10, 2023, by and among Parent, Freedom VCM Subco, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Issuer (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions set forth therein, at the closing, Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent. The buyer group includes members of the senior management team of the Issuer, led by Kahn, the Issuer’s Chief Executive Officer, in financial partnership with a consortium that includes B. Riley. The Reporting Person is not a party to the Merger Agreement.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”): (a) each share of Common Stock (each, a “Share”) held by stockholders (other than the Excluded Shares (as defined by the Merger Agreement)), will receive $30.00 in cash per Share; (b) each share of the Issuer’s 7.50% Series A Cumulative Perpetual Preferred Stock will be converted or, at the election of the Issuer, redeemed, in each case in accordance with that certain Certificate of Designation of 7.50% Series A Cumulative Perpetual Preferred Stock of the Issuer, dated as of September 18, 2020; and (c) certain Shares held by certain stockholders of the Issuer shall instead be subject to the treatment provided in a rollover commitment letter entered into in connection with the Acquisition.

Certain financial institutions have agreed to provide Parent with debt financing in an aggregate principal amount of up to $475 million on the terms and subject to the conditions set forth in a debt commitment letter. Under the terms of the Merger Agreement, if the closing of the Merger does not occur by November 10, 2023, the Issuer or Parent may terminate the Merger Agreement subject to the terms and conditions thereof. Closing of the Merger is conditioned on customary conditions to closing including expiration of the waiting period (and any extension thereof), if any, applicable to the consummation of the Merger under the Hart-Scott Rodino Antitrust Improvements Act of 1976 and the receipt of the Requisite Company Vote (as defined in the Merger Agreement).

Item 5.	Interest in Securities of the Issuer

As a result of certain of the agreements described in Item 4 above entered into by B. Riley and the Reporting Person’s role as Chairman and Co-Chief Executive Officer of B. Riley, the Reporting Person may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with certain Kahn Affiliates, Andrew M. Laurence, and their respective related persons. The Reporting Person has been advised that (i) Kahn beneficially owns 12,231,350 shares of Common Stock, Vintage Capital Management, LLC (for which Kahn serves as investment manager) beneficially owns 2,500,000 shares of Common Stock and Andrew M. Laurence (a partner of Vintage Capital Management, LLC) beneficially owns 573,482 shares of Common Stock. The aggregate beneficial ownership of such “group,” including the shares of Common Stock beneficially owned by the Reporting Person, is equal to 12,806,636 shares of Common Stock, representing approximately 36.4% of the outstanding shares of Common Stock. The foregoing percentage is based on 35,172,623 shares of Common Stock outstanding as of May 5, 2023, as reported by the Issuer in the 8-K. The Reporting Person disclaims beneficial ownership of any shares of capital stock of the Issuer owned by the other members of such “group”.

(a) - (b)

The responses of the Reporting Person to Rows 7 through 13 of the cover page of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Person beneficially owned, in the aggregate, 1,804 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. The percentage in this paragraph and elsewhere in this Schedule 13D relating to beneficial ownership of Common Stock is based on 35,172,623 shares of Common Stock outstanding as of May 5, 2023, as reported by the Issuer in the 8-K.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2023

/s/ Bryant R. Riley
Bryant R. Riley

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